

02005981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VP 2-28-02

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SEC FILE NUMBER
8- 34109

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 2 7 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RIDGEWOOD ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 EAST RIDGEWOOD AVENUE
(No. and Street)

PARAMUS	NJ	07653
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP P. MARINO (201) 599-2300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & CO.
(Name — *if individual, state last, first, middle name*)

385 PROSPECT AVENUE	HACKENSACK	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip P. Marino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgewood Associates, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

2/26/02 [signature]
Signature

President
Title

[signature]
Notary Public

BERNARD J. HOOGLAND
Notary Public of New Jersey
My Commission Expires 11-22-2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ridgewood Associates, Inc.

We have audited the accompanying statements of financial condition of Ridgewood Associates, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Associates, Inc. as of December 31, 2001 and 2000, and the results of its operations, changes in stockholders' equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



Certified Public Accountants

February 14, 2002
Hackensack, NJ

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

RIDGEWOOD ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash and cash equivalents	$115,878	$130,874
Receivables from brokers or dealers	44,799	48,971
Prepaid expenses	7,065	9,116
Fixed assets:		
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $107,786 and $94,238 as of December 31, 2001 and 2000, respectively	45,164	40,956
Other assets	9,900	9,900
Total assets	$222,806	$239,817

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Liabilities:		
Accounts payable and accrued expenses	$ 36,411	$ 65,029
Accrued wages	29,301	22,761
Total liabilities	$ 65,712	$ 87,790
Stockholders' equity:		
Capital stock, no par, 1,000 shares authorized, 100 shares issued and outstanding	$ 1,000	$ 1,000
Additional paid-in-capital	99,000	99,000
Retained earnings	57,094	52,027
	$157,094	$152,027
Total liabilities and stockholders' equity	$222,806	$239,817

See the accompanying notes to financial statements.

RIDGEWOOD ASSOCIATES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Commissions	$652,642	$925,617
Interest and dividends	13,722	9,207
Total revenues	$666,364	$934,824
Expenses:		
Employee compensation and benefits	$478,745	$709,564
Communications	7,246	8,744
Occupancy	51,204	53,520
Taxes, other than income	30,002	33,518
Other operating expenses	94,100	121,272
Total expenses	$661,297	$926,618
Net income	$ 5,067	$ 8,206

See the accompanying notes to financial statements.

RIDGEWOOD ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2000	$1,000	$99,000	$43,821	$143,821
Net income	-	-	8,206	8,206
Balance, December 31, 2000	$1,000	$99,000	$52,027	$152,027
Net income	-	-	5,067	5,067
Balance, December 31, 2001	$1,000	$99,000	$57,094	$157,094

See the accompanying notes to financial statements.

RIDGEWOOD ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows From Operating Activities		
Net income	$ 5,067	$ 8,206
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	13,548	18,015
Change in assets and liabilities:		
Decrease in accounts receivable	4,172	83,307
Decrease in prepaid expenses	2,051	(692)
(Decrease) in accounts payable and accrued expense	(28,618)	(84,239)
Increase (decrease) in accrued wages	6,540	(38,815)
(Increase) in other assets	-	(3,300)
Net cash provided by (used in) operating activities	$ 2,760	($ 17,518)
Cash Flows From Investing Activities		
Purchase of furniture and equipment	($ 17,756)	($ 14,972)
Net cash (used) in investing activities	($ 17,756)	($ 14,972)
Net (decrease) in cash and cash equivalents	($ 14,996)	($ 32,490)
Cash and cash equivalents, January 1	130,874	163,364
Cash and cash equivalents, December 31	$115,878	$130,874

Supplemental cash flow information: Income taxes paid during the years ended December 31, 2001 and 2000 amounted to $240 and $240, respectively.

See the accompanying notes to financial statements.

RIDGEWOOD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. **Summary of Significant Accounting Policies**

Organization

Ridgewood Associates, Inc. (the Company) was incorporated on December 12, 1985. However, its initial capitalization was made January 1, 1988 when the assets, liabilities and broker/dealer registration of Ridgewood Associates (a sole proprietorship), were transferred to the corporation and 100 shares of no par capital stock were issued by the corporation in consideration therefor.

Description of Business

The company is an introducing broker and has a standard agreement with its clearing broker, all securities are introduced and cleared on a fully disclosed basis through the clearing broker.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Income Taxes

The company has elected S corporation status for federal and state income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash Equivalents

For purposes of the statements of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Note 2. Commitments

During 1998, the company entered into a new non-cancellable lease agreement for office space which expires April 30, 2003. The annual rent for the first year is $39,600, which then increases to $46,100 per annum for the remaining four years.

Rental expense for the year ended December 31, 2001 amounted to $51,204. The future minimum rent payments are as follows:

2002	$46,100
2003	15,367
Total	$61,467

Note 3. Deferred Savings Plan

During 1988, the company instituted a deferred savings plan for the benefit of its employees. The plan is qualified under Section 408(e) of the Internal Revenue Code. No contributions were made by the company for the years ended December 31, 2001 and 2000.

Note 4. Defined Contribution Plan

The company has a defined contribution plan that covers all eligible employees. Contributions to the plan are made at the company's discretion. Contributions to the plan amounted to $31,142 and $46,080 for the years ended December 31, 2001 and 2000, respectively.

Note 5. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the company had net capital of $94,965 which was $44,965 in excess of its required net capital. The company's net capital ratio was .69 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

Schedule I

RIDGEWOOD ASSOCIATES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2001

Net Capital

Total stockholders' equity		$157,094
Total stockholders' equity qualified for net capital		$157,094
Deduction and/or charges:		
Non-allowable assets:		
Furniture and equipment	$45,164	
Prepaid expenses	7,065	
Other assets	9,900	62,129
Net capital		$ 94,965

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,383
Minimum dollar net capital required	$ 50,000
Excess net capital	$ 44,965

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 65,712
Percent of aggregate indebtedness to net capital	69

Reconciliation of Computation of Net Capital Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) filing.

Schedule II

RIDGEWOOD ASSOCIATES, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule III

RIDGEWOOD ASSOCIATES, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.



CONROY, SMITH & CO.

certified public accountants

Ridgewood Associates, Inc.
Ridgewood, New Jersey

We have audited the financial statements of Ridgewood Associates, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 14, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Ridgewood Associates, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Conroy, Smith & Co.

February 14, 2002
Hackensack, NJ

RIDGEWOOD ASSOCIATES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001 AND 2000